OTE and COSMOTE agree to the transfer of GloBul and COSMOFON to COSMOTE



April 20th 2005

The Boards of Directors of OTE and COSMOTE decided today the acquisition by COSMOTE of the shares of OTE's subsidiary companies GloBul, mobile operator in Bulgaria and COSMOFON , mobile operator in FYROM, in exchange for a cash consideration of EURO 490 million.

Specifically, OTE and COSMOTE, after evaluating the method of contribution in kind of the companies' shares in exchange for a share capital increase in COSMOTE, as was initially agreed upon in November 2004, mutually decided that the purchase of the shares by COSMOTE in exchange for cash is the preferred method, in financial, tax and regulatory terms.

The cash consideration has been agreed at EURO 490 million, EURO400 million for 100% of GloBul and EURO 90 million for 100% of COSMOFON. The financial advisors that have been retained by OTE and COSMOTE respectively, Credit Suisse First Boston (Europe) Ltd for OTE and ABN AMRO Corporate Finance Ltd for COSMOTE, have each provided a fairness opinion to the respective Boards of Directors, that the agreed consideration is fair, from a financial point of view, to their respective clients.

The transaction is subject to the following: a) the issuance of a positive opinion from the relevant Committee of Article 9 of Law 2190/1920 of the Ministry of Development, in accordance with the provisions of current legislation, b) the acceptance of the Committee's report and the issuance of the relevant approval by the Minister of Development, in accordance with article 10 of Law 2190/1920, c) the approval of the transaction by the Shareholders' Meeting of COSMOTE, in accordance with articles 10 and 23a of Law 2190/1920, d) the approval by any other relevant authority in Greece or abroad and e) the completion of the legal and financial due diligence, currently in progress, of the companies. The completion of the transfer is expected within the 3rd quarter of 2005.

COSMOTE assumed management of the mobile operations of GloBul and COSMOFON in January 2003.

Globul is the owner of one of the three mobile licenses in Bulgaria, where the company operates since September 2001, while it will soon be awarded a 3G licence (UMTS) for a consideration of BGN 42m. At the end of 2004 the company's customer base was 1.62 mil customers, up by 61.9% and with an estimated market share of 35%. During the same period, total operating revenues increased by 78.9% reaching EURO 178 million while the EBITDA margin reached 25.5%.

COSMOFON is the owner of the second mobile license in the Former Yugoslav Republic of Macedonia (FYROM) where the company operates since June 2003. At the end of 2004 and after just one and a half year of operation, the company had over 233,500 customers with a market share of approximately 24%. During the above mentioned period, total operating revenues reached EURO 23.5 million.

The aggregate net debt of GloBul and COSMOFON as of December 31st
2004 was EURO 225 million, while the forecast aggregate net debt of the two companies, for the end of the 2nd quarter of 2005, is estimated at EURO 305 million.

The Chairman and Chief Executive of OTE and Chairman of COSMOTE, Mr. Panagis Vourloumis commented "The sale of GloBul and COSMOFON to COSMOTE is part of the broader rationalization and value release plan that the management of OTE has in place. COSMOTE, the mobile arm of the Group, acquires two companies that were under its management since 2003. This transaction increases the visibility of the value of OTE Group's investments in South Eastern Europe, while at the same time managerial and operational synergies are anticipated to lead to increased profitability for GloBul and COSMOFON".

COSMOTE's Chief Executive Mr. Evangelos Martigopoulos commented:
"With this transaction, COSMOTE becomes one of the leading mobile operators in South Eastern Europe with presence in four countries. Our expansion in markets with significant growth potential will further enhance COSMOTE's growth profile, creating value for all our shareholders and significant projected synergies both operational and financial".



Contact:
OTE Investor Relations
Tel. + 30 - 210 - 611 1574
+ 30 - 210 - 611 8167
+ 30 - 210 - 611 5070
+ 30 - 210 - 611 1121
e-mail: iroffice@ote.gr

OTE Media Relations
Tel. +30 - 210 - 611 7434
Fax. +30 - 210 - 611 5825
Tel. +30 - 210 - 611 7434
e-mail: media-office@ote.gr



COSMOTE Investor Relations
Tel. + 30 - 210 - 6177 428
Fax. +30 - 210 - 6177 377
e-mail: ir@cosmote.gr

COSMOTE Media Relations
Tel. +30 - 210 - 6177 566
Fax. +30 - 210 - 6177 771
e-mail: MediaRelations@cosmote.gr




ABOUT OTE
Hellenic Telecommunications Organization (OTE S.A.) is the incumbent telecommunications provider in Greece, and together with its subsidiaries forms the leading group of companies in Greece in terms of revenue. OTE is among the largest companies of the Athens Stock Exchange, and is also listed in the New York (NYSE) and London (LSE) stock exchanges. Through its investments in the South-Eastern Europe, in both fixed and mobile telecom companies, OTE addresses a potential customer base of 60 million people.
OTE shares: Athens SE, Reuters OTEr.AT. Bloomberg HTO GA. ADRs (
NYSE): Reuters OTE.N, Bloomberg OTE US, GDRs (LSE): Reuters OTEyq.L, Bloomberg OTES LI
For more information, visit www.ote.gr


ABOUT COSMOTE
COSMOTE, a member of the OTE group, started commercial operations in Greece in April 1998, 5 years after its 2 competitors and in June 2001 was the only 3rd entrant to achieve 1st place in its market. Currently it has over 4 million customers in Greece with the leading market position and also has in Albania through AMC the leading mobile operator in the country. In 2004 the Company achieved exceptional financial performance, among the best in Europe. Revenues exceeded EURO 1.58 billion, while net profits reached EURO 308.2 million. Both the Company's EBITDA margin (above 42%) and net profit margin (above 19%) remain consistently among the highest in Europe.
COSMOTE's stock trades on the Athens and London Stock Exchange [Shares: Athens SE, Reuters COSr.AT. Bloomberg COSMO GA. ISIN GRS408333003. GDRs: LSE, Reuters COSq.L. Bloomberg CRM GR, CMBD LI]. For more information, visit www.cosmote.gr or www.cosmote.com.



Through the acquisition of the shares of MTS Holding BV (MTS) which is COSMOFON's 100% shareholder. MTS' sole asset are the shares of COSMOFON.